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TRAINING DEVICES INTERNATIONAL, INC.


August 4, 2000

VIA MAIL AND EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Mr. Robert Bartelmes

RE:  REGISTRATION STATEMENT ON FORM SB-2, FILE NUMBER 333-85479
     REQUEST FOR WITHDRAWAL

Ladies and Gentlemen:

     Training Devices International, Inc. (the "Company") hereby makes application to withdraw its Registration Statement on Form SB-2, File Number 333-85479, as amended (the "Registration Statement"), relating to 1,500,000 shares of its common stock, no par value per share (the "Common Stock"), pursuant to Rule 477 under the Securities Act of 1933, as amended. Market conditions resulted in an indefinite postponement by the proposed underwriter of the proposed public offering of the Common Stock, and the Company decided in the best interests of stockholders to abandon the public offering. No securities have been sold under the Registration Statement, and all activity in pursuit of the public offering was discontinued earlier.

     Accordingly, the Company requests an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

     Should you have any questions regarding this matter, please call our counsel, Mark R. Levy of Holland & Hart LLP, at (303) 295-8300.


Very truly yours,

TRAINING DEVICES INTERNATIONAL, INC.

By:
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   Bruce S. Betschart
   President